Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

December 20, 2024

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A/A

Filed December 16, 2024

File No. 024-12524

Ladies and Gentlemen:

On behalf of RoyaltyTraders LLC, I hereby request qualification of the above-referenced offering statement on Friday, December 20, 2024 at 5:00pm, Eastern Time, or as soon thereafter as is practicable.

Sincerely,

/s/ Sean Peace
Sean Peace
Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC

Cc:	Andrew Stephenson, Esq.
Geoffrey Ashburne, Esq
CrowdCheck Law LLP